Exhibit 99.6

Emera Reports 2022 Fourth Quarter and Annual Financial Results

February 23, 2023--HALIFAX, Nova Scotia-- Today Emera (TSX: EMA) reported 2022 fourth quarter and annual financial results.

Highlights

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Quarterly adjusted earnings per share (“EPS”) (1) of $0.93 increased $0.29 compared to $0.64 in Q4 2021, with $0.17 of the increase attributable to the recognition of a litigation award received in the quarter. Excluding the impact of the litigation award, quarterly adjusted EPS (1) increased $0.12 or 19% to $0.76 compared to $0.64 in Q4 2021. Quarterly reported EPS increased $0.56 to $1.80 in Q4 2022 compared to $1.24 in Q4 2021 primarily due to higher mark-to-market (“MTM”) gains in 2022.

•

For the year, adjusted EPS (1) of $3.20 increased $0.39 compared to $2.81 in 2021. Excluding the impact of the litigation award recognized in the fourth quarter, adjusted EPS (1) increased $0.22 or 8% to $3.03 compared to $2.81 in 2021. Year-to-date reported EPS increased by $1.58 to $3.56 from $1.98 in 2021 primarily due to MTM gains in 2022 versus losses in the prior year.

•

Adjusted EPS (1) contributions from regulated utilities increased 14% for the quarter and 12% year-to-date primarily driven by higher earnings contributions from Tampa Electric, New Mexico Gas (“NMGC”) and Peoples Gas (“PGS”), and a weaker Canadian dollar, partially offset by lower contributions from Nova Scotia Power (“NSPI”). Higher marketing and trading margin, at Emera Energy Services (“EES”), increased adjusted EPS(1) by $0.09 for the quarter and $0.06 year-to-date due to higher natural gas prices and volatility. These increases were partially offset by higher corporate costs, and a higher share count.

•	Deployed $2.6 billion of rate base investment in 2022, including the completion of the Big Bend modernization project safely, on time and on budget.

“In 2022, we continued our track record of delivering for both our customers and shareholders. We successfully executed a $2.6 billion capital plan focused on delivering cleaner and more reliable energy for our customers, leading to strong earnings growth and supporting continued dividend increases for our shareholders” said Scott Balfour, President and CEO of Emera Inc. “In 2023, we will remain focused on leading a balanced energy transition at a pace that is as cost effective as possible for customers and supports system reliability.”

Q4 2022 Financial Results

Q4 2022 reported net income was $483 million, or $1.80 per common share, compared with net income of $324 million, or $1.24 per common share, in Q4 2021. Reported net income included a $307 million after-tax MTM gain, primarily at EES, compared to a $156 million gain in Q4 2021 and a $73 million non-cash impairment charge related to Grand Bahama Power Company (“GBPC”).

Q4 2022 adjusted net income (1) was $249 million, or $0.93 per common share, compared with $168 million, or $0.64 per common share, in Q4 2021. The increase was primarily due to the litigation award in Q4 2022; higher earnings contribution from Tampa Electric, EES and NMGC; and the impact of a weaker Canadian dollar (“CAD”). These were partially offset by lower earnings contribution from NSPI and increased corporate operating, maintenance and general expenses (“OM&G”) due to the timing of long-term compensation and related hedges and higher corporate interest expense.

Annual Financial Results

2022 reported net income was $945 million or $3.56 per common share, compared with a net income of $510 million or $1.98 per common share in 2021. 2022 reported net income included a $175 million after-tax MTM gain primarily at EES, compared to $213 million loss in 2021, a $73 million non-cash impairment charge related to GBPC and $7 million of NSP Maritime Link Inc. (“NSPML”) unrecoverable costs.

2022 adjusted net income (1) was $850 million or $3.20 per common share, compared with $723 million or $2.81 per common share in 2021.

Growth in 2022 adjusted net income1 was primarily due to higher earnings contributions from Tampa Electric, EES, and PGS; the litigation award in Q4 2022; and the impact of a weaker CAD. These were partially offset by increased corporate OM&G due to the timing of long-term compensation and related hedges, higher corporate interest expense, realized gains on corporate FX hedges in 2021, increased preferred stock dividends and lower earnings contribution from NSPI.

The impact of the weakening CAD, partially offset by the unrealized losses on FX hedges increased reported net income by $42 million in Q4 2022 and $30 million for the year ended December 31 2022, compared to the same periods in 2021. Weakening of the CAD increased adjusted net income1 by $14 million in Q4 2022 and $28 million for the year ended December 31, 2022, compared to the same periods in 2021. The impacts of the weakening CAD include the realized impacts of corporate FX hedges in the Other segment.

(1) See “Non-GAAP Financial Measures and Ratios” and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest GAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2021 to 2022.

For the millions of Canadian dollar	Three months ended December 31	Year ended December 31
Adjusted net income – 2021 [1,2]	$168	$723
Operating Unit Performance
Increased earnings at Tampa Electric due to higher revenues as a result of rate increases effective January 2022, customer growth and the impact of a weakening CAD. These were partially offset by higher OM&G, increased interest expense and higher depreciation. Year-over-year also increased due to favourable weather	39	134
Increased earnings at EES due to favourable market conditions	21	21
Increased earnings at PGS due to higher off-system sales and customer growth, partially offset by higher OM&G. Year-over-year also increased due to reversal of accumulated depreciation as a result of the rate case settlement	2	10
Increased earnings at Seacoast due to commencement of a 34- year pipeline lateral lease in 2022	2	9
Increased earnings at NMGC due to higher asset optimization revenues. Year-over-year increased earnings were partially offset by higher OM&G and increased depreciation	11	4
Decreased earnings at NSPI due to higher OM&G primarily due to increased costs for storm restoration, information technology, power generation, regulatory affairs and higher depreciation. This was partially offset by higher sales volumes. Quarter-over-quarter also decreased due to unfavourable weather	(20)	(10)

Corporate
TGH award, after tax and legal costs, in Q4 2022	45	45
Increased income tax recovery primarily due to increased losses before provision for income taxes	17	34
Increased OM&G, pre-tax, due to the timing of long-term compensation and related hedges	(19)	(55)
Increased FX loss, pre-tax, primarily due to realized gains in 2021 on FX hedges entered into to hedge USD denominated operating unit earnings exposure	(9)	(28)
Increased interest expense, pre-tax, due to higher interest rates and increased total debt	(17)	(27)
Increased preferred stock dividends due to issuance of preferred shares in 2021	(2)	(13)
Other Variances	11	3
Adjusted net income – 2022 [1,2]	$249	$850

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.

2 Excludes the effect of MTM adjustments, net of tax, impairment charges and the impact of the NSPML unrecoverable costs.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended December 31		Year ended December 31
millions of Canadian dollars (except per share amounts)	2022	2021	2022	2021
Adjusted net income [1,2]
Florida Electric Utility	$124	$85	$596	$462
Canadian Electric Utilities[3]	46	67	222	241
Gas Utilities and Infrastructure	72	55	221	198
Other Electric Utilities[4]	8	5	29	20
Other [5]	(1)	(44)	(218)	(198)
Adjusted net income[1,2]	$249	$168	$850	$723
MTM gain, after-tax[6]	307	156	175	(213)
Impairment charge	(73)	-	(73)	-
NSPML unrecoverable costs[7]	-	-	(7)	-
Net income attributable to common shareholders	$483	$324	$945	$510
EPS (basic)	$1.80	$1.24	$3.56	$1.98
Adjusted EPS (basic) [1,2]	$0.93	$0.64	$3.20	$2.81

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments, GBPC impairment charge and the impact of the NSPML unrecoverable costs.

3 Excludes the impact of the NSPML unrecoverable costs.

4 Excludes the effect of the GBPC impairment charge and MTM adjustments.

5 Excludes the effect of MTM adjustments. Primarily due to timing of long-term compensation and related hedges, higher FX expense largely driven by realized gains on FX hedges in 2021, increased preferred share financing costs and higher interest expense.

6 Net of income tax expense of $124 million for the three months ended December 31, 2022 (2021 – $63 million expense) and $73 million expense for the year ended

December 31, 2022 (2021 – $86 million recovery).

7 After-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Consolidated Statements of Income

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted earnings per common share – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q4 2022 MD&A which is incorporated herein by reference and can be found on SEDAR at www.sedar.com. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Thursday, February 23, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q4 2022 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-888-886-7786. International parties are invited to participate by dialing 1-416-764-8658. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $40 billion in assets and 2022 revenues of more than $7.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Contacts

Emera Inc. Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com